

September 29, 2010

Mr. George Lai
The9 Limited
Building No. 3 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203 PRC
Also via fax at 86-21-5172-9903

> **Re: The9 Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010**
> **File No. 001-34238**

Dear Mr. Lai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Risk Factors

1.   Your disclosures on page 27 indicate that the shareholders of Shanghai IT, Jun Zhu and Yong Wang have pledged all of their equity interests in Shangai IT in favor of the company under an equity pledge agreement. Please tell us whether these agreements have been registered with the relevant governmental authorities and with the local branch of the Administration for Industry and Commerce in China. To the extent that these agreements have not been registered and/or approved, then tell us how you considered including risk factor disclosures explaining that until such agreements are registered the company may have limited recourse against the shareholders of Shanghai IT should they default on their obligations.

<u>"Some of our subsidiaries and affiliated entity in China engage in certain business activities beyond the authorized scope of their respective licenses…," page 17</u>

2.   We note that Shanghai IT's ICP license expired on June 15, 2010. Tell us whether you have renewed this license with the appropriate authorities or tell us the current status of any pending renewal process. Also, tell us whether you have submitted any applications, or obtained approval for bulletin board service ("BBS") platform licenses. To the extent that these licenses have not been obtained or renewed, tell us what impact the lack of such licenses may have on your financial condition or results of operations and how you considered including a discussion of such impact in your filing. In addition, your disclosures indicate that your lack of BBS platform licenses does not affect the operations of Shanghai IT. While this may not impact Shanghai IT's ability to offer on-line games, tell us how your game play activity may be impacted if the company were unable to provide these bulletin board services to your gaming community. In other words, tell us how significant these message boards are to a consumer's decision to play your game and how your results of operations may be impacted should you be unable to provide such services. Also, tell us how you considered enhancing your disclosures regarding the BBS platform licenses and their impact, if any, on your operations.

<u>"The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fair to obtain or maintain…," page 19</u>

3.   We note your discussion on page 20 of the new rule issued in June 2009, which requires you to obtain additional approval from the Ministry of Culture for the issuance of virtual currencies to users for online game services within three months. Please clarify when and if you obtained such approval. To the extent that you have not yet obtained such approval, tell us how you considered expanding your disclosures to indicate as such and to include a discussion of the impact your lack of approval may have on your financial condition or results of operations.

<u>Consolidated Financial Statements</u>

4.   We note your discussion on pages 12 and 38 of the GAPP circular issued in September 2009, which in addition to prohibiting foreign investors from making investments and engaging in online game operations services by setting up foreign-invested enterprises in China, now also prohibits foreign investors from participating in such businesses indirectly or in a disguised manner by establishing joint venture companies or entering into agreements with or providing technical support to such PRC online game operation businesses, or by inputting the users' registration, account management, game cards consumption directly into the interconnected gaming platform or fighting platform controlled or owned by the foreign investor. Please tell us how you factored this recent GAPP Circular into your determination that the company's VIEs should continue to be consolidated pursuant to the guidance in ASC 810-10-25-38A through 38G. In this regard, specifically address how you considered whether these newly imposed restrictions are so severe that they cast significant doubt on The9 Limited's ability to

direct the activities of its VIEs that most significantly impact the entity's economic performance.

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Revenue Recognition, page F-16

5.   We note that for your in-game premium features, revenue is recognized over the estimated life of the premium feature or as the premium features are consumed. Please explain further how you determine which premium features are recognized upon consumption and which you recognize over the estimated life of the feature. For those that are recognized over the estimated life, tell us the estimated useful life or range of useful lives used for revenue recognition purposes and explain how you determined such lives. Also, tell us how you considered disclosing this information in your financial statement footnote disclosures.

Note 4. Impairment and charges related to expiration of WoW license, page F-23

6.   We note the company took impairment charges during the years ending December 31, 2008 and 2009 related to the expiration of the WoW license on June 9, 2009. It is unclear from your disclosure when the company became aware that the license would not be renewed and when that information was taken into consideration when performing your various impairment analyses. In this regard, you state that the company had believed an agreement by which you would continue to operate WoW beyond the expiration of the existing license was imminent. Yet it seems the charges taken as of December 31, 2008 were assessed based on the loss of the WoW license. In an effort to better understand the nature and timing of certain of the impairment charges taken during both fiscal 2008 and 2009, please tell us the following as it relates to your prepaid royalties, customer advances, the refund plan, intangible assets and goodwill impairment charges:

- Tell us the facts and circumstances known at the time each charge was taken and exactly when such information became known;
- Provide a time line of the various negotiations between the company and Blizzard Entertainment from April 2008 to March 2009 and tell us the status of your negotiations at each date;
- Explain further the consideration made to the subsequent expiration of the WoW license for the impairments recorded as of December 31, 2008, citing the accounting guidance followed;
- For charges taken on the same assets or similar types of assets in both years, please tell us the changes in estimates and assumptions used in your assessments and analyses from 2008 to 2009;

- Specific to the refund plan, please explain to us why the face value of the cards would differ from the amount recorded for the sale and result in additional cost of services; and
- Specific to goodwill, please clarify how you factored the loss of the WoW license into your December 31, 2008 impairment analysis. In this regard, the disclosures in your 2008 Form 20-F indicate that goodwill was deemed recoverable at December 31, 2008 based on an impairment test that included the operating cash flow generated from WoW during the period from January 1, 2009 to June 6, 2009. Explain further how you were reasonably able to conclude goodwill was not impaired at such time given the short period of time for which you were able to project cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief